[redacted]

08029035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	. . . 12.00

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2007** AND ENDING **12/31/2007**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liquidnet, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue, 12th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Held — **646-674-2098**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *of individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Kevin Held**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Liquidnet, Inc.** as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Notary Public

Brendan Glenn
Notary Public, State of New York
No. 01GL6173119
Qualified in Kings County
Commission Expires August 20, 20 11

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholder's Equity.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (I) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
☒ (q) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liquidnet, Inc.

Statement of Financial Condition
December 31, 2007

Liquidnet, Inc.
Index
December 31, 2007

Page(s)

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 62,379,548
Cash segregated for regulatory purposes	6,604,064
Investment securities, at fair value	2,900,000
Receivable from clearing broker	4,825,424
Deferred income taxes due from Parent	408,185
Due from affiliate	700,939
Other assets	159,135
Total assets	$ 77,977,295
Liabilities and stockholder's equity	
Liabilities	
Accounts payable	$ 2,240,144
Accrued compensation	5,301,975
Accrued Liabilities	6,507,112
Due to Parent and affiliate	9,077,730
Total liabilities	23,126,961
Stockholder's equity	
Common stock, $.01 par value, 3,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	23,558,493
Retained earnings	31,291,840
Total stockholder's equity	54,850,334
Total liabilities and stockholder's equity	$ 77,977,295

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Liquidnet, Inc. (the "Company") was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the "Parent") and has affiliates based in Europe, Canada, Japan, Hong Kong and Australia. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers overnight deposits, money market accounts and all liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2007, cash equivalents of $51,315,564 are held in a money market fund, at one financial institution.

Cash Segregated for Regulatory Purposes
$6,604,064 is held in a segregated account at one financial institution for the benefit of customers. See note 7.

Investment Securities
Investment securities consist of investments in floating rate redeemable municipal bonds of $2,900,000. These municipal bonds have stated maturities ranging from 25 to 31. All of the investment securities are held by a major financial institution and are subject to liquidity and credit risks.

Income Taxes
The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files consolidated federal and combined state income tax returns with its Parent. An informal tax sharing agreement exists between the Company and the Parent.

Receivable from Clearing Broker
Receivable from clearing broker represents amounts on deposit with the Company's clearing broker of $1,496,295 and commissions receivable for customer securities transactions of

$3,329,129. In accordance with the Clearing Agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. All amounts receivable from the clearing broker, including amounts on deposit, are available to satisfy the Company's obligations to its clearing broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

Due to/from Affiliate
Due to/from affiliate represents amounts payable to and receivable from Liquidnet Europe Limited and Liquidnet Canada Inc. The receivable arises from commission revenue net of associated costs in connection with trades executed by the affiliates on behalf of the Company. The payable is from commission revenue net of associated costs in connection with trades executed by the Company on behalf of the affiliate.

Fair Value of Financial Instruments
All financial instruments on the statement of financial condition have carrying values that approximate fair value as they are carried on a mark-to-market basis or are short-term.

Commissions
Commissions and related clearing fees are recorded on a trade-date basis. Commissions are net of CSA credits and soft dollar revenue.

Equity Based Compensation
Equity based awards are accounted for under SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). Equity based awards are valued at fair value at the date of grant and the cost of the awards, net of estimated forfeitures, is expensed over the vesting period using the straight line attribution method.

3. Miletus Acquisition

On March 15, 2007, the Parent acquired Miletus Trading, LLC, (Miletus) an agency-only brokerage firm. The acquisition was accounted for by the Parent in accordance with SFAS 141 "Business Combinations". On August 24, 2007, net assets of $3,389,208 were contributed to the Company by the Parent. The net assets primarily consist of cash of $4,730,559, receivable from clearing broker of $2,288,569, due to Parent of $3,503,521, and accrued liabilities of $455,373.

4. Other Assets

		2007
Prepaid Insurance	$	17,927
Interest Receivable		31,574
Security Deposits		109,634
	$	159,135

Security deposits are amounts paid in advance for the license to use software products

5. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rule of the SEC. At December 31, 2007, the Company's net capital was $51,762,969, which was $50,221,173 in excess of its minimum requirement of $1,541,769. The ratio of aggregate indebtedness to net capital at December 31, 2007 was 0.45 to 1.

In February 2007, the Company became aware that the customer cash held related to the Commission Sharing Arrangement program constitute holding of customer funds and the Company is thus required to maintain minimum net capital of $250,000. This caused the Company to have a technical violation of the exemptive provisions of Rule 15c3-3 as the Section (k)(2)(i) bank account had not yet been created. At no time did the Company hold customer securities. The Company filed an application with FINRA in February 2007 to increase the minimum net capital requirement to $250,000 and created and funded a Section (k)(2)(i) "Special Reserve Bank Account for the Exclusive Benefit of Customers." In April 2007, the Company filed a notification of the technical violation under Rule 17a-11. The Company has been in compliance with Rule 17a-11 since April 2007.

6. Income Taxes

Although the Company files consolidated federal and combined state and local returns with its Parent, the income tax expense recorded by the Company is computed on a separate company basis. As of December 31, 2007, the Company has deferred tax assets due from Parent of $408,185 related to tax benefits from equity based compensation grants. The Company believes it is more likely than not, that the results of its future operations will generate sufficient taxable income to utilize its deferred tax asset.

7. Related Party Transactions

The Company has entered into agreements with its Parent to provide trading system services and administrative services. The trading system services fee is for the development, maintenance and servicing of the electronic brokerage trading system developed by the Parent and is calculated upon a sliding scale, based on monthly earnings before interest and taxes of the Company.

The administrative services fee is to reimburse its Parent for certain direct and allocated expenses, e.g., rent, office expenses, plus market data fees incurred by the Parent on behalf of the Company. Certain of these services are subject to a markup.

At December 31, 2007, $1,781,150 of charges relating to trading system services and $1,797,319 relating to administrative services are included in the balance of due to Parent and affiliate.

8. Equity Based Compensation

All officers and employees of the Company are employed by the Parent and covered under the Parent's stock option plans ("Option Plans") and restricted stock compensation plan ("Restricted Stock Plan"). Costs for the applicable officers and employees of the Company are allocated under the management fee agreement. Options granted under the Option Plans vest ratably over 3 or 4 years and have an exercise price equal to or greater than the estimated fair value of the underlying

common stock of the Parent on the day of grant. Options expire 10 years after issuance. Restricted shares issued under the Restricted Stock Plan vest 3 years after issuance and are issued at the estimated fair value of the restricted stock of the Parent on the date of grant.

Restricted Stock Plan

The Parent has adopted and established the Restricted Stock Plan for the benefit of employees and non-employee directors. At December 31, 2007, the Parent had reserved 3,000,000 shares of common stock for issuance under the Restricted Stock Plan. Restricted stock awards vest three years after date of grant. Shares become unrestricted approximately six months after they become fully vested. Restricted stock is not entitled to dividends until the restriction is lifted. Activity related to the restricted shares is set forth below:

	Restricted Shares Outstanding	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2007	265,909	$ 14.20
Granted	771,009	$ 15.46
Vested	-	-
Forfeited	(12,217)	14.63
Nonvested at December 31, 2007	1,024,701	$ 15.15

Stock Option Plans

Effective January 10, 2000 and February 14, 2005, the Board of Directors of the Parent adopted the 2000 Stock Option Plan and the 2005 Stock Option and 2005 California Stock Option Plans, respectively. All officers and employees are covered under the Option Plans. As of December 31, 2007, a maximum of 41,281,817 shares of common stock were authorized for issuance under these Option Plans. Options to purchase 21,586,881 shares of common stock of the Parent have been granted to employees and directors and are outstanding as of December 31, 2007. All options under the Option Plans were granted at an exercise price equal to or greater than the estimated fair value of the Parent's common stock at the dates of grant. The stock options issued under the Option Plans become exercisable upon vesting. The vesting period for these stock options is 3 to 4 years.

The Option Plans of the Parent are each in effect for ten years from inception. Activity related to the stock options is set forth below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Term (years)
Outstanding at January 1, 2007	18,167,859	$ 4.07	6.56
Granted	3,803,113	$ 19.10	
Exercised	(113,533)	$ 1.24	
Forfeited	(270,558)	$ 17.23	
Outstanding at December 31, 2007	21,586,881	$ 6.56	6.20
Exercisable at December 31, 2007	14,662,538	$ 2.90	5.04

Options awards are granted with an exercise price equal to or greater than the fair value of the underlying common stock of the Parent on the date of grant. The weighted average grant date fair value of options granted in 2007 was $6.72 per option. The fair value of each option award is valued at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007
Expected volatility	42.85%
Expected dividends	0.82%
Risk-free rate	4.67%
Expected term (in years)	6.10

The expected volatility is based upon the volatility of comparable public companies. The expected term was determined using the "simplified method" described in the SEC Staff Accounting Bulletins No. 107 and 110.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Parent's Option Plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its stock options.

The options outstanding as of December 31, 2007 are set forth below:

			Weighted Average	
Exercise Range	Options Outstanding	Percentage Exercisable	Exercise Price	Remaining Life
$ 0.24 - $ 0.99	5,500,899	100%	$ 0.44	2.90
$ 1.00 - $ 2.99	6,090,476	94%	$ 1.34	5.49
$ 3.00 - $ 9.99	4,514,035	59%	$ 7.97	7.61
$10.00 - $19.15	5,481,471	14%	$ 17.34	9.14

END